United States securities and exchange commission logo





                               May 12, 2021

       Joshua Mann
       Co-Chief Executive Officer
       Northern Lights Acquisition Corp.
       909 Bannock Street
       Denver, Colorado 80204

                                                        Re: Northern Lights
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 22,
2021
                                                            CIK No. 0001854963

       Dear Mr. Mann:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 22, 2021

       Principal Stockholders, page 137

   1. We note the disclosure in footnote 1 that Messrs. Darwin and Mann are the control persons for 5AK LLC.
Please revise the beneficial ownership table to reflect the shares beneficially owned by
Messrs. Darwin and Mann through 5AK LLC.
       Signatures, page II-8

   2. Please include the signatures of the majority of the current directors, as required by
                                                        Instruction 1 to the
Signatures of Form S-1.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2021
May 12,
Page 2 2021 Page 2
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Andy Tucker